UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40955

ARIS WATER SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

c/o Western Midstream Partners, LP

Christopher B. Dial

9950 Woodloch Forest Drive, Suite 2800

The Woodlands, Texas 77380

(346) 786-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date*:

•	Class A Common Stock, par value $0.01 per share: 1

*

As previously disclosed, on August 6, 2025, Aris Water Solutions, Inc. (the “Company”) entered into an Agreement and Plan of Merger (“Merger Agreement”), by and among the Company, Aris Water Holdings, LLC, a Delaware limited liability company (“Aris OpCo”), Western Midstream Partners, LP, a Delaware limited partnership (“WES”), Arrakis OpCo Merger Sub LLC, a Delaware limited liability company and direct subsidiary of WES, Arrakis Holdings Inc., a Delaware corporation and direct subsidiary of WES (“Arrakis Holdings”), Arrakis Unit Merger Sub LLC, a Delaware limited liability company and direct subsidiary of WES, and Arrakis Cash Merger Sub LLC, a Delaware limited liability company and direct subsidiary of Arrakis Holdings. On October 15, 2025, upon the terms and subject to the conditions set forth in the Merger Agreement, among other things, the Company and Aris OpCo became wholly owned subsidiaries of WES through a series of mergers. This Form 15 relates solely to the reporting obligations of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, Aris Water Solutions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ARIS WATER SOLUTIONS, INC.

By:	/s/ Christopher B. Dial
Name:	Christopher B. Dial
Title:	Senior Vice President, General Counsel and Secretary

Date: October 27, 2025